Exhibit 99.1

Meten EdtechX Education Group Ltd. Announces Share Repurchase Program

Shenzhen, September 17, 2020 — Meten EdtechX Education Group Ltd. (NASDAQ: METX) (“Meten EdtechX”, or the “Company”), a leading English language training (“ELT”) service provider in China, today announced that its board of directors (the “Board”) has approved a share repurchase program effective October 1, 2020 (the “Share Repurchase Program”).

Under the Share Repurchase Program, Meten EdtechX is authorized to repurchase up to US$2 million worth of its issued and outstanding ordinary shares (“ordinary shares”) from time to time through open-market transactions. The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow Meten EdtechX to repurchase its ordinary shares during periods in which it may be in possession of material non-public information) or otherwise.

The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ordinary shares and other factors. The Company expects to implement the Share Repurchase Program over the next three years, in a manner consistent with market conditions and the interest of its shareholders.

The Board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size accordingly. The Share Repurchase Program may be suspended or discontinued at any time.

For investor and media enquiries, please contact:

Meten EdtechX

Stanley Yang

+86 1851-8513-075

stanley_yts@meten.com

Citigate Dewe Rogerson

Sandra Novakov / Christen Thomson / Eleni Menikou / Lucy Eyles

+44 (0)20 7638 9571

meten@citigatedewerogerson.com

About Meten EdtechX

Meten EdtechX is a leading ELT service provider in China, delivering English language and future skills training for Chinese students and professionals. Through a sophisticated digital platform and nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence and competitiveness of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “Meten” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed or furnished to the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.